CARDINAL CAPITAL MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2020
<u>AVAILABLE FOR PUBLIC INSPECTION</u>

OATH OR AFFIRMATION

I, **Steven Kaplan**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Cardinal Capital Management, LLC** as of **December 31, 2020** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Steven Kaplan
Signature

Chief Compliance Officer/FINOP
Title

Subscribed and sworn to before me this

25th day of February, 2021



Gina Garcia
Notary Public



OFFICIAL SEAL
GINA GARCIA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/12/22

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67680

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

CARDINAL CAPITAL MANAGEMENT, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 S. Financial Place, Suite 1075
(No. and Street)

Chicago	**Illinois**	**60605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Arthur Kaplan **(312) 932-8006**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, LLP, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Cardinal Capital Management, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cardinal Capital Management, LLC (the Company) as of December 31, 2020, and the related notes and supplemental schedules (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cardinal Capital Management, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cardinal Capital Management, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cardinal Capital Management, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Cardinal Capital Management, LLC's auditor since 2015.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Cardinal Capital Management, LLC's financial statement. The supplemental information is the responsibility of Cardinal Capital Management, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 25, 2021

CARDINAL CAPITAL MANAGEMENT, LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash	$	1,503,289
Receivables from brokers and dealers		9,855,924
Securities owned, at fair value		281,490,910
Other receivables		29,486
Memberships and stock in exchanges, at cost (fair value $749,600)		1,509,400
Furniture and equipment, net (accumumlated depreciation of $227,678)		315,509
Other assets		406,276
	$	295,110,794

Liabilities and Member's Equity

Liabilities		
Securities sold, not yet purchased, at fair value	$	278,695,251
Payables to brokers and dealers		5,390
Accounts payable and accrued expenses		1,235,646
		279,936,287
Member's equity		15,174,507
	$	295,110,794

See accompanying notes.

CARDINAL CAPITAL MANAGEMENT, LLC

Notes to Statement of Financial Condition

December 31, 2020

_____

1. **Organization and Business**

    Cardinal Capital Management, LLC (the "Company"), an Illinois limited liability company, was organized on May 23, 2007. Effective July 1, 2016 the Company restructured, wherein each of the Members' interests were contributed to Cardinal Capital Group LLC, which in turn contributed all of its interests to Cardinal Capital Holdings LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange, and the Chicago Mercantile Exchange. The Company engages primarily in the proprietary trading of exchange-traded futures contracts, options on futures contracts, and index options contracts.

2. **Summary of Significant Accounting Policies**

    Revenue Recognition and Securities Valuation
    Securities transactions and related commission expenses are recorded on a trade date basis and, accordingly, gains and losses are recorded on unsettled transactions. Futures transactions and resulting gains and losses are recorded on a trade date basis, and, accordingly, gains and losses are recorded on open futures contracts.

    Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820 - Fair Value Measurement and Disclosures (see Note 6).

    Realized and unrealized gains or losses from securities and futures trading are included in trading gains in the statement of operations.

    Use of Estimates
    The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Income Taxes
    No provision has been made for federal income taxes, as the taxable income of the Company is included in the respective income tax returns of the member.

    In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2017. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as and for the year ended December 31, 2020.

    Depreciation
    Furniture and equipment are being depreciated over the estimated useful lives of the assets, and leasehold improvements are amortized over the life of the Company's lease, both using the straight-line method.

CARDINAL CAPITAL MANAGEMENT, LLC

Notes to Statement of Financial Condition, Continued

December 31, 2020

_____

2.   **Summary of Significant Accounting Policies, continued**

Accounting for Leases
The Company recognizes and measures its leases in accordance with FASB ASC 842, Lease Accounting ("ASC 842"), which requires lessees to record right-of-use (ROU) assets and lease liabilities on the balance sheet for the rights and obligations created by all qualifying leases, which are derived from the present value of the future lease payments. For further information, see Note 9 - Commitments.

Account for Current Expected Credit Losses
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments - Credit Losses ("ASC 326"). The main objective of ASC 326 is to provide financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this Topic replaces the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. This is adjusted each period for changes in expected lifetime credit losses at the time the financial asset is originated or acquired. For financial assets measured at amortized costs (i.e., cash and accounts receivable), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historical losses. On January 1, 2020, the Company adopted ASC 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in member's capital.

3.   **Financial Instruments with Off-Balance Sheet Risk**

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures and futures options contracts, equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying consolidated statement of financial condition at fair value and gains and losses from derivative financial instruments are included in trading gains in the statement of operations.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price.

_____

3. Financial Instruments with Off-Balance Sheet Risk, continued

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the consolidated statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

4. Concentrations of Credit Risk

At December 31, 2020, significant credit concentrations approximately consisted of $12.3 million with ABN AMRO Clearing Chicago, LLC and $300,000 with Wedbush Securities Inc. At December 31, 2020, the Company's cash balance was approximately $1.25 million in excess of FDIC insured limits. Management does not consider any credit risk associated with these balances to be significant.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2020, the Company had net capital and net capital requirements of $13,278,195 and $100,000, respectively.

6. Fair Value Disclosure

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair vale hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

CARDINAL CAPITAL MANAGEMENT, LLC

Notes to Statement of Financial Condition, Continued

December 31, 2020

_____

6.   **Fair Value Disclosure, continued**

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company's Investments consist of exchange traded stock equities, options on equities, options on futures and futures contracts and are valued at the price of the last sale of the trade date.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	
	Assets	**Liabilities**
	Securities Owned	**Securities Sold, Not Yet Purchased**
Options on equities	$ 174,170,804	$ 168,180,041
Options on futures	107,069,473	110,515,210
Stock equities	250,633	-
Total	$ 281,490,910	$ 278,695,251

At December 31, 2020, the Company had a net unrealized gain on open futures contracts totaling $171,081 included in receivable from brokers and dealers, which are Level 1 investments.

7.   **Clearing Agreements**

The Company has a Joint Back Office ("JBO") clearing agreement with ABN AMRO Clearing Chicago, LLC ("ABN"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in a preferred interest in ABN. The Company's investment in ABN is reflected as other asset in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with ABN, exclusive of its preferred stock investment.

CARDINAL CAPITAL MANAGEMENT, LLC

Notes to Statement of Financial Condition, Continued

December 31, 2020

_____

8. **Guarantees**

    Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

    This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

    The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

9. **Commitments**

    The Company conducts its operations in leased facilities under a non-cancellable lease with a rent escalation rate of 2.5% that expires March 31, 2024. In accordance with ASC 842, the Company has recorded a right of use asset and a lease liability based on the present value of the future payments calculated with a 2.5% discount rate. The following table presents the classification and the balances of the Company's ROU asset and lease liability in the Statement of Financial Condition as of December 31, 2020:

	Classification	Balance
Operating lease assets, net	Other assets	$ 350,376
Operating lease liabilities	Accounts payable	$ 359,909

CARDINAL CAPITAL MANAGEMENT, LLC

Notes to Statement of Financial Condition, Continued

December 31, 2020

_____

9. **Commitments, continued**

The Company's future annual rental commitments for the office facilities as of December 31, 2020 are as follows:

Year Ending December 31,		Amount
2021	$	118,000
2022		121,000
2023		124,000
2024		32,000
Total		395,000
Imputed Interest		(35,000)
Present Value of Lease Liability	$	360,000

10. **Forgiveness of Debt**

The Company received a loan from Lakeside Bank under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to the terms of a note dated April 20, 2020. The Company applied for loan forgiveness with U.S. Small Business Administration and was approved by satisfying the payroll expenditures and other expense requirements in accordance with the CARES Act.

11. **Subsequent Events**

The Company's management has evaluated events and transactions through February 25, 2021, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

CARDINAL CAPITAL MANAGEMENT, LLC

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2020

Computation of net capital

Total member's equity		$ 15,174,507
Deductions and /or charges:		
Nonallowable assets:		
Membership and stock in exchanges, at cost	$ 1,509,400	
Fixed assets	315,509	
Other assets, excluding lease right of use asset associated with lease commitment, see note 9.	55,900	(1,880,809)
Net capital before haircuts on securities positions		$ 13,293,698
Haircuts on securities:		
Trading and investment securities:		
Options	$ 15,394	
Other securities	109	(15,503)
Net capital		$ 13,278,195

Computation of basic capital requirement

Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Net capital in excess of net capital requirement		$ 13,178,195

Computation of aggregate indebtedness

Aggregate indebtedness, accounts payable and accrued expenses excluding lease commitment, see note 9.		$ 881,127
Ratio of aggregate indebtedness to net capital	%	6.64

There are no material differences between the above computation and the Company's corresponding amended unaudited Form FOCUS Part II filing as of December 31, 2020.

See accompanying notes.

CARDINAL CAPITAL MANAGEMENT, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2020

The Company did not handle any customer cash or securities during the year ended December 31, 2020 and does not have any customer accounts.

CARDINAL CAPITAL MANAGEMENT, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2020

The Company did not handle any customer cash or securities during the year ended December 31, 2020 and does not have any customer accounts.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Cardinal Capital Management, LLC,

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Cardinal Capital Management, LLC (the Company) stated that The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ryan & Juraska LLP

Chicago, Illinois
February 25, 2021

Cardinal Capital Management, LLC
425 S. Financial Place, Suite 1075
Chicago, IL 60605

February 25, 2021

To Whom It May Concern:

Rule 15c3-3 Exemption Report

Cardinal Capital Management, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2020 without exception.

The above statements are true and correct to the best of my knowledge and belief.

Cardinal Capital Management, LLC
Steven Kaplan, Chief Compliance Officer/FINOP